EXHIBIT 2.2

B.H.I.T. Inc.

August 31, 2009

Via E-mail and U.S. Mail

Greg Smith and Andy C. Lewis
2016 Kingspointe Drive
Chesterfield, Missouri 63005

Re:  Proposed Amendment to Purchase Agreement

Dear Gentlemen:

This letter agreement (“Letter Agreement”) amends the stock purchase agreement, dated May 28, 2009, as amended from time to time (the “Purchase Agreement”), by and among B.H.I.T. Inc. (“BHIT”), The Wood Energy Group, Inc., a Missouri corporation (“Wood”), and Stephanie G. Smith and Greg Smith, trustees of the Stephanie G. Smith Trust U/A dated December 20, 1995, as amended, and Andy C. Lewis (“Sellers”). Capitalized terms used but not defined in this Letter Agreement have the meanings assigned to them in the Purchase Agreement.

1.
Extension of Closing Date.  The Closing shall be on or before September 4, 2009, assuming all conditions precedent to the Closing under the Purchase Agreement have been satisfied or waived. The parties intend the Closing Date to be effective as of August 31, 2009.

2.
Purchase Shares.  The price used to calculate the number of shares to be issued to Sellers pursuant to Section 2.2(e) of the Purchase Agreement shall be $0.30 a share, or an aggregate of 3,333,334 shares of Purchaser’s common stock.

3.	Preliminary Working Capital Adjustment. Section 2.2(a)(iii) of the Purchase Agreement is hereby replaced in its entirety with the following:

Sellers shall provide to Purchaser a preliminary closing date balance sheet as of a date not earlier than three business days prior to the Closing Date (the “Preliminary Closing Balance Sheet”) and, at the Closing, the Purchase Price will be increased or decreased, as the case may be, by the Working Capital Adjustment Amount calculated on the basis of such preliminary closing date balance sheet (the “Preliminary Working Capital Adjustment Amount”). If positive, the Preliminary Working Capital Adjustment Amount will be paid by Wood to Sellers from Accounts Receivable as collected by Wood.

4.	Retainage. Section 2.2(d) of the Purchase Agreement is hereby replaced in its entirety with the following:

Retainage.  Sellers are entitled to the amount designated as retainage on the Union Pacific payment status report as of the date of Closing that is not included as an asset on the Preliminary Closing Balance Sheet (“Retainage”). At the Closing: (i) Purchaser shall pay Sellers for the portion of the Retainage that exceeds $400,000; (ii) Sellers hereby assign the right to the remaining $400,000 of the Retainage to the Purchaser; (iii) and Purchaser shall issue two Series A 10% Convertible Debentures each in the principal amount of $200,000 (the “Debentures”) to the Sellers. Any amounts paid by Wood or Purchaser (by cash or Debentures) to Sellers for Retainage that is not received by Wood 120 days after Closing shall be deducted from the Closing Balance Sheet as part of the Closing Working Capital Calculation.

5.	Effect of Amendment. Except as otherwise provided in this Letter Agreement, the Purchase Agreement shall remain in full force and effect.

6.
Counterparts.  This Letter Agreement may be executed in one or more counterparts (including by fax or scanned electronic file), none of which need contain the signature of all parties, and all of which taken together will constitute one and the same agreement.

If you are in agreement with the terms set forth above and desire to amend the Purchase Agreement on that basis, please sign in the space provided below and return an executed copy.

Sincerely,

B.H.I.T. Inc.

/s/ Gary O. Marino
By Gary O. Marino, Chief Executive Officer

Accepted, acknowledged and agreed
as of August 31, 2009:

The Wood Energy Group, inc.

/s/ Greg Smith
By Greg Smith, President

The Stephanie G. Smith Trust

/s/ Stephanie G. Smith
By Stephanie G. Smith, Trustee

/s/ Greg Smith
By Greg Smith, Trustee

/s/ Andy C. Lewis
Andy C. Lewis